Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports second quarter results and its decision to suspend production at McArthur River and Key Lake for an indeterminate duration

Saskatoon, Saskatchewan, Canada, July 25, 2018 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the second quarter ended June 30, 2018 in accordance with International Financial Reporting Standards (IFRS).

“Our results reflect the impact of a weak uranium market and the deliberate actions we have taken driven by the goal of increasing long-term shareholder value,” said Tim Gitzel, Cameco’s president and CEO. “We continue to expect to generate strong cash flow this year as we draw down inventory and focus on operating efficiently. However, we have not seen the improvement needed in the uranium market to restart McArthur River and Key Lake.

“This means we will extend the suspension of production at McArthur River and Key Lake for an indeterminate duration. It was a difficult decision to make, because of the impact it will have on our employees, their families, and other stakeholders, but we must take this action to ensure the long-term sustainability of the company. We thank our workforce for their hard work and dedication.

“We believe our assets are among the best in the world, and we will continue to show the type of leadership needed to position the company to add significant value over the long-term. We will not produce from our tier-one assets to deliver into an oversupplied spot market. Until we are able to commit our production under long-term contracts that provide an acceptable rate of return for our owners, we do not plan to restart.

“As 2018 unfolds, we will continue to evaluate the market signals. However, we remain resolved in our efforts to maximize cash flow, while maintaining our investment-grade rating so we can self-manage risk and preserve the value of our tier-one assets.”

Summary of second quarter results and developments:

•

Net losses of $76 million; adjusted net losses of $28 million: Results were impacted by lower gross profit in our uranium and fuel services segments. A persistently weak market continues to impact our business and contributed to weaker realized uranium prices in the quarter compared to the second quarter last year. In addition, as expected, the average unit cost of sales in our uranium segment was higher compared to the second quarter of 2017 as a result of the care and maintenance costs we are incurring at McArthur River and Key Lake while production is suspended, and in the US now that production has ceased. Also as expected, our production, direct administration costs, and exploration costs were all down due to the measures we have taken to deal with the weakness in our market. A $41 million expense related to an update to the reclamation provision for Rabbit Lake and higher losses as a result of changes in foreign exchange rates resulted in greater net losses this quarter compared to in 2017. On an adjusted basis we exclude these expenses as they do not impact cash and we do not consider them reflective of our underlying financial performance. Adjusted net losses are a non-IFRS measure, see page 3.

•

McArthur River/Key Lake suspension extended for indeterminate duration: This action will result in the permanent layoff of approximately 550 site employees, including those currently on temporary layoff since January of this year. A reduced workforce of approximately 200 employees will remain at the McArthur River and Key Lake sites to keep the facilities in a state of safe care and maintenance. We expect our share of the costs to maintain both sites to range between $5 million and $6 million per month once these layoffs take effect. In addition, to further decrease costs, the workforce at Cameco’s corporate office will be reduced by approximately 150 positions including employees and vacancies. As a result of the layoffs at the two sites and corporate office, we expect to incur between $40 million and $45 million in severance costs in the third quarter. Our joint venture partner, Orano, has agreed to extend the suspension, and we have agreed to extend its repayment of up to 5.4 million pounds of uranium concentrates. Orano is now obligated to repay us, in kind, no later than December 31, 2023.

•

Updated annual outlook: We have made the following updates to our 2018 financial outlook table in our second quarter MD&A: our consolidated revenue is expected to be between $1,890 million and $2,140 million; in our uranium segment we expect our delivery volumes to be between 34 million and 35 million pounds, revenue of between $1,550 million and $1,640 million, an average realized price of $46.10 per pound, and our average unit cost of sales between $40 per pound and $42 per pound. In addition to our committed purchases, we expect to purchase an additional 2 million to 4 million pounds of uranium to meet our delivery commitments and maintain our target inventory; we expect capital expenditures of $80 million; we expect the contribution to gross profit to be 81% from our uranium segment and 19% from our fuel services segment; and cash provided by operations for 2018 is now expected to be between 20% and 30% higher than in 2017. For more information on the changes, see Outlook for 2018 in our second quarter MD&A.

•

2019 outlook for production, delivery volumes and purchases: In 2019, in our uranium segment, we expect to produce 9 million pounds, and have commitments to purchase between 5 million and 6 million pounds and deliver between 25 million and 27 million pounds. In addition to our committed purchases, we expect to purchase an additional 9 million to 11 million pounds of uranium to meet our delivery commitments and maintain our target inventory.

Consolidated financial results

CONSOLIDATED HIGHLIGHTS	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2018	2017	CHANGE	2018	2017	CHANGE
Revenue	333	470	(29)%	773	862	(10)%
Gross profit	26	93	(72)%	94	148	(36)%
Net losses attributable to equity holders	(76)	(2)	>(100%)	(22)	(20)	(10)%
$ per common share (basic)	(0.19)	(0.00)	>(100%)	(0.05)	(0.05)	—
$ per common share (diluted)	(0.19)	(0.00)	>(100%)	(0.05)	(0.05)	—
Adjusted net losses (non-IFRS, see page 3)	(28)	(44)	36%	(6)	(73)	92%
$ per common share (adjusted and diluted)	(0.07)	(0.11)	36%	(0.01)	(0.18)	94%
Cash provided by operations (after working capital changes)	57	130	(56)%	332	122	>100%

The financial information presented for the three months and six months ended June 30, 2017 and June 30, 2018 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 3) in the second quarter and first six months of 2018, compared to the same period in 2017.

	CHANGES IN EARNINGS ($ MILLIONS)	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
		IFRS	ADJUSTED	IFRS	ADJUSTED
	Net losses – 2017	(2)	(44)	(20)	(73)
	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Higher (lower) sales volume	(11)	(11)	1	1
	Higher (lower) realized prices ($US)	(11)	(11)	62	62
	Foreign exchange impact on realized prices	(11)	(11)	(30)	(30)
	Higher costs	(31)	(31)	(64)	(64)

	Change – uranium	(64)	(64)	(31)	(31)

Fuel services	Higher (lower) sales volume	(6)	(6)	1	1
	Higher (lower) realized prices ($Cdn)	5	5	(9)	(9)
	Higher costs	(6)	(6)	(1)	(1)

	Change – fuel services	(7)	(7)	(9)	(9)

	Lower administration expenditures	13	13	18	18
	Lower exploration expenditures	2	2	3	3
	Change in reclamation provisions	(56)	—	(51)	—
	Higher earnings from equity-accounted investee	3	3	4	4
	Change in gains or losses on derivatives	(48)	16	(87)	21
	Change in foreign exchange gains or losses	22	22	31	31
	Gain on restructuring of JV Inkai	—	—	49	—
	Gain on customer contract restructuring in 2018	—	—	6	6
	Change in income tax recovery or expense	41	11	52	11
	Other	20	20	13	13

	Net losses – 2018	(76)	(28)	(22)	(6)

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for reclamation provisions for our Rabbit Lake and US operations, which had been impaired, the gain on restructuring of JV Inkai, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the second quarter and first six months of 2018 and compares it to the same periods in 2017.

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2018	2017	2018	2017
Net losses attributable to equity holders	(76)	(2)	(22)	(20)

Adjustments
Adjustments on derivatives	20	(44)	42	(66)
Reclamation provision adjustments	44	(12)	45	(6)
Gain on restructuring of JV Inkai	—	—	(49)	—
Income taxes on adjustments	(16)	14	(22)	19

Adjusted net losses	(28)	(44)	(6)	(73)

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. In the second quarter, our estimate for Rabbit Lake decommissioning costs increased due to a scheduled revision to its preliminary decommissioning plan that was submitted to the relevant regulatory authorities. See note 9 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Selected segmented highlights

				THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
HIGHLIGHTS				2018	2017	CHANGE	2018	2017	CHANGE
Uranium	Production volume (million lbs)			2.9	7.1	(59)%	5.3	13.8	(62)%
	Sales volume (million lbs)[1]			5.3	6.1	(13)%	11.9	11.8	1%
	Average realized price	($US/lb	)	34.93	36.51	(4)%	39.38	35.50	11%
		($Cdn/lb	)	44.91	49.11	(9)%	50.04	47.36	6%
	Revenue ($ millions)[1]			237	298	(20)%	596	558	7%
	Gross profit ($ millions)			20	84	(76)%	98	128	(23)%
Fuel services	Production volume (million kgU)			2.3	2.2	5%	6.2	4.8	29%
	Sales volume (million kgU)[1]			2.1	2.7	(22)%	4.5	4.3	5%
	Average realized price	($Cdn/kgU	)	32.63	30.46	7%	29.40	31.50	(7)%
	Revenue ($ millions)[1]			68	82	(17)%	133	137	(3)%
	Gross profit ($ millions)			17	24	(29)%	30	38	(21)%

[1]	There were no significant intersegment transactions in the periods shown. Please see our second quarter MD&A for more information.

Management’s discussion and analysis and financial statements

The second quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and six months ended June 30, 2018, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2017, first quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material property McArthur River/Key Lake was approved by the following individual who is a qualified person for the purposes of NI 43-101:

•	Greg Murdock, manager, operations, McArthur River, Cameco

Annual dividend information

In 2017, our board of directors reduced the planned dividend to $0.08 per common share to be paid annually. The decision to declare a dividend by our board will be based on our cash flow, financial position, strategy and other relevant factors including appropriate alignment with the cyclical nature of our earnings. Accordingly, the dividend will be considered at the time of the third quarter earnings release.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: the suspension of production at McArthur River and Key Lake for an indeterminate duration; we must take this action to ensure the long-term sustainability of the company; we believe our assets are among the best in the world, and we will continue to show the type of leadership needed to position the company to add significant value over the long-term; we will not produce from our tier-one assets to deliver into an oversupplied spot market; until we are able to commit our production under contracts that provide an acceptable rate of return for our owners, we do not plan to restart; our expectations regarding cash flow in 2018; that we expect our share of costs to maintain McArthur River and Key Lake in a state of safe care and maintenance to range between $5 million and $6 million per month once permanent layoffs take effect; that we expect to incur between $40 million and $45 million in severance costs in the third quarter; the expected date for repayment of the uranium provided to Orano; the discussion under the heading Updated annual outlook; the discussion under the heading 2019 outlook for production, delivery volumes and purchases; the factors to be considered and timing for determination of any dividend to be declared in 2018; and the expected dates for the announcement of our remaining 2018 quarterly results. Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; unexpected changes in our production, purchases, sales, costs, mineral reserve estimates, and government regulations or policies; trade restrictions, including the outcome of the investigation initiated by the US Department of Commerce under Section 232 of the Trade Expansion Act; taxes and currency exchange rates; our expectations related to severance costs to be incurred in the third quarter prove to be inaccurate; our expectations related to monthly care and maintenance costs at the McArthur River mine and Key Lake mill prove to be inaccurate; the risk of litigation or arbitration claims against us that have an adverse outcome; the risk that our contract counterparties may not satisfy their commitments; the risk that we change our plans or strategies; the risk that our strategies are unsuccessful or have unanticipated consequences; and the risk our estimates and forecasts prove to be incorrect. In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting and prices; our production, purchases, sales and costs; taxes and currency exchange rates; the accuracy of our mineral reserve estimates; the market conditions and other factors upon which we have based our future plans and outlook; the success of our plans and strategies; the agreement of our partners with our plans and strategies; monthly care and maintenance costs at the McArthur River mine and Key Lake mill; severance costs to be incurred in the third quarter; the absence of new and adverse government regulations, policies or decisions; the successful outcome of any litigation or arbitration claims against us; and our ability to complete contracts on the agreed-upon terms. Please also review the discussion in our most recent annual and first and second quarter MD&A and annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our second quarter conference call on Thursday, July 26, 2018, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial 800-319-4610 (Canada and US) or 604-638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, August 26, 2018, by calling 800-319-6413 (Canada and US) or 604-638-9010 (Passcode 2376)

2018 quarterly report release dates

We plan to announce our third quarter consolidated financial and operating results before markets open on November 2, 2018. The 2019 date for the announcement of our fourth quarter and 2018 consolidated financial and operating results will be provided in our 2018 third quarter MD&A. Announcement dates are subject to change.

Profile

Cameco is the operator of both McArthur River mine and the Key Lake mill that processes all of the ore from McArthur River to uranium concentrate. Cameco owns 70% of McArthur River and 83% of Key Lake. Orano Canada Inc. owns the remainder. Together, in 2017 the operations produced 16.1 million pounds of uranium (Cameco’s share 11.2 million pounds).

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Rachelle Girard

306-956-6403

Media inquiries:

Carey Hyndman

306-956-6317